VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

ANNGHARAAD REID

SENIOR PARALEGAL

PHONE:  (860) 580-2035  |  EMAIL:  ANNGHARAAD.REID@VOYA.COM

December 23, 2016

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:       Voya Insurance and Annuity Company and its Separate Accounts D

             Withdrawal of N-8F Deregistration Application

Ladies and Gentlemen:

On December 23, 2016, Voya Insurance and Annuity Company ( the “Company”) and its Separate Account B (the “Account”), submitted, via electronic filing, a request for an order granting the deregistration of the Company’s Separate Account D (811-06090). The Accession Number was 0000890830-16-000002). The application was accidentally submitted under the CIK and CCC numbers associated with the Company’s Separate Account B (0000836687 and wpkqkp@5, respectively). We hereby request, on behalf of the Company and the Account, that this request be withdrawn. An application under Form N-8F has been filed with the Commission under the correct CIK and CCC numbers.

If you have any questions regarding this submission, please contact me at Anngharaad.Reid@voya.com.

Sincerely,

/s/ Anngharaad S. Reid

Anngharaad S. Reid

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